Exhibit 99.7

GETTY COPPER INC.

Symbol “GTC” TSX Venture Exchange

NEWS RELEASE

GETTY AND EFFISOLAR SIGN INTERIM AGREEMENT TO START TITAN 24 DEEP GEOPHYSICAL SURVEY

Vancouver, BC, November 29, 2010: Getty Copper Inc. (TSX-V: “GTC”) Getty announced today that further to its September 15, 2010 news release announcing a letter of intent for Getty to grant an option to joint venture the Getty Property with Effisolar Energy Ltd., an affiliate of China based Zhejiang Guoguang Science and Technology Group (ZGSTG), that the parties have signed an interim agreement to start a C$420,000 work program. The program consists of a comprehensive Titan 24 geophysical survey of key portions of the Getty North and South Properties through Quantec Geoscience Ltd. The interim agreement provides that if the formal option and joint venture agreement is not signed by December 15, 2010 then either party can terminate the negotiations thereafter and the survey data will belong to Getty Copper Inc. which will issue shares to Effisolar for up to $420,000 valued at $0.30 CDN each, subject to TSX Venture Exchange acceptance.

About Quantec Geoscience Titan 24

Titan 24 Magnetotellurics (MT) and IP / Resistivity (DCIP) is one of the leading deep search ground geophysical methods worldwide. Titan 24 acquires induced polarisation and resistivity data to 750m, and magnetotelluric data to virtually unlimited depth allowing imaging of alteration, structure, geology and economic targets more effectively than has been possible in the past. Quantec has been used successfully by other BC explorers such as Copper Mountain.

About ZGSTG

ZGSTG is based in the City of Quzhou, China and has divisions engaged in chemical, electrical transformers, and medical machinery production and it has also made large investments in renewable energy. ZGSTG has 2500 employees and annual turnover in the US$150 million range.

About Getty Copper Inc.

Getty is a Vancouver based company focusing efforts on advancing its 200 square kilometre copper property which is immediately adjacent to Teck’s Highland Valley copper mine. Getty recently filed a 43-101 compliant pre-feasibility study over the two known copper deposits which cover less than 10% of the property area.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson QP CEng FIMMM FIChemE, President and COO.

For further information please contact:

Dr. Corby G. Anderson QP CEng FIMMM FIChemE
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-931-3231 Fax: 604-931-2814

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address the need for definitive agreements to be negotiated and executed, and the completion or results of geophysical survey programs are forward-looking statements because they are based on future events or made on the basis of estimation from limited information. There can be no certainty that definitive agreements will be successfully negotiated. The Company does not have reserves for US reporting standards and the estimate of reserves for Canadian reporting purposes is conjectural being based only on a pre-feasibility study which uses broadly defined cost and production estimates. The study is available at www.sedar.com. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.